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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                      AMERIRESOURCE TECHNOLOGIES, INC.
                      --------------------------------
                               (Name of Issuer)



                $.0001 PAR VALUE COMMON STOCK (COMMON STOCK)
                --------------------------------------------
                       (Title of Class of Securities)


                            CUSIP 03072A104
                            ---------------
                             (CUSIP Number)


                               Delmar Janovec
                      AmeriResource Technologies, Inc.
                         4465 Jones Blvd., Ste 1
                          Las Vegas, Nevada 89103
                              (702) 579-3347
       --------------------------------------------------------
               (Name, Address and Telephone Number of
      Persons Authorized to Receive Notices and Communications)


                             July 25, 2000
       (Date of Event Which Requires Filing of this Statement)


Check the following box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of
Rule 13d-1(b)(3) or (4).  [   ]

Check the following box if a fee is being paid with this statement.  [   ]



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CUSIP NO.:  03072A 10 4               SCHEDULE 13D              PAGE 2 OF 4


(1)     NAMES OF REPORTING PERSONS AND S.S. NOS. OR I.R.S. IDENTIFICATION
        NOS.:

        Craft Fridkin & Rhyne, L.L.C.     I.R.S. NO.:  43-1447920


(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  N/A
        (b)

(3)     SEC USE ONLY:


(4)     SOURCE OF FUNDS:  00


(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)  [   ]


(6)    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


(7)    SOLE VOTING POWER:  32,000,000


(8)    SHARED VOTING POWER:  -0-


(9)    SOLE DISPOSITIVE POWER: 32,000,000


(10)   SHARED DISPOSITIVE POWER: -0-


(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 32,000,000


(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES:[   ]


(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.8%


(14)   TYPE OF REPORTING PERSON:  CO


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<CUSIP NO.:  03072A 10 4              SCHEDULE 13D             PAGE 3 OF 4

Item 1. Security and Issuer
 ---------------------------

     This statement relates to the $.0001 par value Common Stock of AmeriResource Technologies, Inc.("Issuer"). The name and address of the principal executive office of Issuer is:

                Delmar Janovec
                AmeriResource Technologies, Inc.
                4465 Jones Blvd., Set. 1
                Las Vegas, Nevada  89103

Item 2. Identity and Background
-------------------------------

     The filing entity is Craft Fridkin & Rhyne, L.L.C., ("CFR"). CFR's business address is 1100 One Main Plaza, 4435 Main Street, Kansas City, Missouri 64111. No member of CFR has been convicted, in the past five years, in any criminal proceeding. No member of CFR, during the last six years, has been a party to any civil proceeding concerning the violation of state or federal securities laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

      The securities were received as payment of fees for legal services rendered by Craft Fridkin, & Rhyne, L.L.C. for the benefit of Issuer. Thirty-Two million shares were received on July 25, 2000.

Item 4. Purpose of the Transaction
----------------------------------

      The purpose of the transaction was the payment of fees for legal services rendered by Craft Fridkin & Rhyne, L.L.C. pursuant to a Consulting Agreement under which CFR was to receive 32,000,000 shares of Issuer's Common Stock for past services rendered. No additional consideration was paid.

      No material changes in Issuer's business, corporate or capital structure, character, dividend policy, or any other material change in the business of Issuer is contemplated.

      CFR plans neither to liquidate Issuer or its subsidiaries nor to sell or dispose of substantial portions of its assets. CFR intends to sell the securities on the open market and to use the proceeds of sale to satisfy Issuer's outstanding legal bill to CFR.


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CUSIP NO.:  03072A 10 4              SCHEDULE 13D             PAGE 4 OF 4


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

      Craft Fridkin & Rhyne, L.L.C., after issuance of the shares, owned 5.8% of Issuer's outstanding shares. No other person has any interest in the shares. CFR intends to sell the shares, immediately in the open market. CFR has engaged in no other transaction in the past sixty days regarding Issuer's securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
-----------------------------------------------------------------------

      No such contracts, arrangements, understandings, or relationships exist among the reporting persons described in Item 2 other than the referenced Consulting Agreement pursuant to which the shares were to be issued for past services rendered.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

      No material is filed as an exhibit.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CRAFT FRIDKIN & RHYNE, L.L.C.

DATED: 8/4/00                  By:  /s/ Richard D. Rhyne, Manager
                                    -----------------------------------------